Exhibit T3 E6

               Summary of Principal Terms - Senior Secured Notes*

*Subject to change.
[New York #1208302 v1]                                     1

Issuer: Covanta Energy Corporation (the "Company" or the "Issuer")

Issue:                              Senior Secured Notes (the "Notes")

Trustee:                            To be determined by the Company

Principal Amount:                   Expected Face Amount of $225 million issued
                                    at an approximate 10% discount for an
                                    issuance value of $200 million

Coupon:                             Expected to be 8.25% per annum on the Face
                                    Amount

Maturity:                           7 years from the date of the Company's
                                    emergence from bankruptcy (the "Issue Date")

Interest:                           Semi-annual cash coupon

Subsidiary Structure:               All domestic subsidiaries of the Company,
                                    other than Covanta Power International
                                    Holdings, Inc. and its subsidiaries ("CPIH") will be Restricted Subsidiaries under the Notes' Indenture

Guarantees:                         The Notes will be jointly and severally and
                                    fully and unconditionally guaranteed on a senior secured basis (the "Guarantees") by each of the Issuer's Restricted
                                    Subsidiaries, excluding those subsidiaries that are not Borrowers under the Company's senior credit facilities because of legal, charter or contractual restrictions.

Ranking: The Notes will rank pari passu with all existing and future senior indebtedness, including the senior credit facilities, and rank senior to all subordinated debt of the Company.1

Collateral Package:                 The Notes' and Guarantees' collateral
                                    package (the "Collateral Package") will
                                    consist of all existing and future property, including all project assets, leasehold interests, equity interests and intercompany loans receivable, of the Company and its Restricted Subsidiaries (other than those subsidiaries which are not Borrowers under the Company's senior credit facilities because of legal, charter or contractual reasons). The Notes and the Guarantees will have a third-priority perfected lien on the Collateral Package, subject to existing valid, enforceable and perfected third-party liens on the project assets and other permitted liens.

                                    This Collateral Package will be identical to the Collateral Package securing the Existing L/C Facility2, which will be secured by a second-priority lien. The Notes' and Guarantees' Collateral Package will also be subject to a first-priority lien securing the New Revolver Facility, the New L/C Facility and the CPIH Revolver Facility.

                                    Pursuant to the terms of an intercreditor agreement (the "Intercreditor Agreement"), prior to the discharge of all obligations under the Credit Facilities3 and the CPIH Revolver Facility, the credit agent under the Credit Facilities will determine the time and method by which the security interests in the Collateral Package will be enforced. So long as any obligations remain outstanding under the Credit Facilities and the CPIH Revolver Facility, the Notes' trustee will not be permitted to enforce the security interests for the benefit of the Noteholders even if an Event of Default has occurred and the Notes have been accelerated except (i) in any insolvency or liquidation proceeding, as necessary to file a claim or statement of interest with respect to the Notes or (ii) as necessary to take any action not adverse to the liens securing the Credit Facilities in order to preserve or protect its rights in the liens securing the Notes or Guarantees.

Optional Redemption:                Redeemable at the option of the Company at
                                    times and prices to be determined. All
                                    accrued and unpaid interest shall be paid upon any redemption of the Notes.


Change of Control Put:              In the event of a Change of Control, the
                                    Company will be obligated to make an offer to repurchase each holder's Notes at a redemption price of 101% of the accreted value of the Notes plus accrued and unpaid interest up to but not including the redemption date, except that the Company will not be required to make such a Change of Control offer if a third party makes such an offer to repurchase the Notes in a manner consistent with the Notes' indenture.

                                    A Change of Control means the occurrence of
                                    (i) the sale or other disposition (other than by merger or consolidation) of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole to any person, (ii) adoption of any plan relating to the liquidation or dissolution of the Company,
                                    (iii) consummation of any transaction as a result of which any person becomes the ultimate beneficial owner, directly or indirectly, of more than 50% of the voting stock of the Company, measured by voting power, or (iv) the first day on which a majority of the Company's Board members are not continuing directors.

Covenants:                          Customary incurrence covenants for this
                                    business, including limitations on
                                    incurrence of debt, restricted payments, liens, subsidiary dividend and payment restrictions, merger and consolidation, asset sales and transactions with affiliates.

Events of Default: Customary. Trustee to provide notice of an Event of Default within 90 days, except that for Events of Default other than for failure to pay principal or interest on the Notes, the Trustee may withhold notice if and for as long as a committee of its trust officers determines that withholding notice is in the interest of the holders.

Satisfaction and Discharge:         Customary

Authentication and Delivery:        Customary

Compliance Certificate:             Customary

Trust Indenture Act:                Applicable

Rating: Company shall use commercially reasonable efforts to obtain a rating of the Notes from Moody's and S&P within 3 months of the Issue Date.







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1 Except as regards security interests, which are third priority.

2 New L/C Facility, Existing L/C Facility and New Revolver Facility as defined in the Covanta Energy Corporation Exit Facilities Summary of Proposed Terms and Conditions.

3 For the purposes of this term sheet, Credit Facilities will comprise the Existing L/C Facility, the New L/C Facility and the New Revolver Facility.